06008743

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 31 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

AB 6/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2005 (MM/DD/YY) AND ENDING 3/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boston Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Bridges (617) 624-8829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group
(Name – *if individual, state last, first, middle name*)

7700 Old Georgetown Road, Suite 400 Bethesda MD 20814-6224
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 26 2006
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB

6/23

OATH OR AFFIRMATION

I, Richard J. DeAgazio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boston Capital Securities, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Vice President
Title

[signature: Marie E. Kennedy]
Notary Public

MARIE KENNEDY
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 4/6/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

BOSTON CAPITAL SECURITIES, INC.

MARCH 31, 2006

Boston Capital Securities, Inc.

TABLE OF CONTENTS

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Boston Capital Securities, Inc.

We have audited the accompanying statement of financial condition of Boston Capital Securities, Inc. as of March 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the period October 1, 2005 through March 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Capital Securities, Inc. as of March 31, 2006, and the results of its operations, changes in stockholders' equity and cash flows for the period October 1, 2005 through March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
May 10, 2006

Boston Capital Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

March 31, 2006

ASSETS

CURRENT ASSETS		
Cash	$	537,023
Receivable from affiliate		155,000
Deferred tax asset		325,883
Marketable securities		74
		1,017,980
OTHER ASSETS		
Deposits		500
	$	1,018,480

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Commissions payable - affiliate	$	28,853
Accrued expenses		31,469
Due to affiliate		380,778
Total current liabilities		441,100
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 300,000 shares authorized 1,000 shares issued and 750 shares outstanding		10
Additional paid-in capital		1,216,490
Accumulated deficit		(635,644)
Accumulated other comprehensive loss		(3,226)
		577,630
Treasury stock, 250 shares at cost		(250)
Total stockholders' equity		577,380
	$	1,018,480

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF OPERATIONS

For the period October 1, 2005 through March 31, 2006

EXPENSES		
Fines	$	545,000
Professional fees		16,355
Travel and entertainment		253,873
Office expenses		179,462
Other		94,902
Total expenses		1,089,592
NET LOSS FROM OPERATIONS BEFORE BENEFIT FROM INCOME TAXES		(1,089,592)
Benefit from income taxes		313,529
Net loss	$	(776,063)

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the period October 1, 2005 through March 31, 2006

	Common stock	Additional paid-in capital	Retained earnings accumulated deficit	Treasury stock	Accumulated other comprehensive loss	Total stockholders' equity
Balance at September 30, 2005	$ 10	$ 16,490	$ 140,419	$ (250)	$ (3,226)	$ 153,443
Capital contributions	-	1,200,000	-	-	-	1,200,000
Net loss	-	-	(776,063)	-	-	(776,063)
Balance at March 31, 2006	$ 10	$ 1,216,490	$ (635,644)	$ (250)	$ (3,226)	$ 577,380

See notes to financial statements

Boston Capital Securities, Inc.

STATEMENT OF CASH FLOWS

For the period October 1, 2005 through March 31, 2006

Cash flows from operating activities:		
Net loss	$	(776,063)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Receivable from affiliate		(55,000)
Deferred tax asset		(313,552)
Increase (decrease) in:		
Due to affiliate		380,778
Accrued expenses		20,048
Net cash used in operating activities		(743,789)
Cash flows from financing activities:		
Capital contributions		1,200,000
Net cash provided by financing activities		1,200,000
NET INCREASE IN CASH		456,211
Cash, beginning		80,812
Cash, end	$	537,023
Supplemental information:		
Cash paid for income taxes	$	23

See notes to financial statements

Boston Capital Securities, Inc.

NOTES TO FINANCIAL STATEMENTS

March 31, 2006

NOTE 1 - ORGANIZATION

Boston Capital Securities, Inc. (the Company) is registered with the United States Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker/dealer primarily selling investments to individuals and corporations. The Company currently is offering two types of investments which contain multi-family residential real estate as the underlying assets. The first is a tax advantaged product structured as a limited partnership (the Fund). Investors in the Fund receive low-income and historic rehabilitation tax credits based upon the type of real estate acquired by the Fund. Additionally, certain investors in the Fund will be able to utilize the passive losses generated from the Fund to defer federal income taxes. The second investment is a real estate investment trust (the REIT). It is expected that investors in the REIT will receive quarterly cash dividends and achieve some level of long term capital appreciation.

For the period October 1, 2005 through March 31, 2006, the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a registered NASD Broker Dealer in all fifty states and the District of Columbia. The Company is also a member of the Securities Investor Protection Corporation.

On March 30, 2006, the directors of the company voted to change the fiscal year end of the Company from September 30 to March 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company earns selling commissions and dealer-manager fees in connection with the sale of interests in the investments. The commissions and fees are based on a percentage of the equity raised by the offerings and are recognized as revenue upon the admission of investors. The Company is also entitled to a non-accountable expense allowance equal to accountable and non-accountable expenses paid to an affiliate for due diligence expenses and administrative costs related to the Fund offerings. The allowance is discretionary and limited to a specified percentage of the equity raised by the Fund.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Boston, Massachusetts. The balances are guaranteed by the Federal Deposit Insurance Corporation up to $100,000. At March 31, 2006, the uninsured cash balance was $441,679.

Marketable Securities

The Company accounts for marketable securities in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that securities that are available-for-sale be presented at fair value on the balance sheet. Unrealized gains and losses are recognized as a separate component of stockholders' equity until realized.

NOTE 3 - INCOME TAXES

The provision for income taxes for the period October 1, 2005 through March 31, 2006 is comprised of the following:

	Federal	State	Total
Current tax expense	$ (23)	$ -	$ (23)
Deferred tax benefit	247,685	65,867	313,552
Benefit from income taxes	$ 247,662	$ 65,867	$ 313,529

Temporary differences which give rise to deferred tax assets and liabilities at March 31, 2006 result from the use of the cash method of accounting for tax purposes and the accrual method for financial reporting purposes, along with federal and state loss carryforwards that may be used against future federal and state taxable income.

The deferred tax asset of $325,883 was established at March 31, 2006 based on the net operating loss available to be carried forward using the applicable federal and state tax rate. The federal loss carryforward at March 31, 2006 totaled $750,657 and the state carryforward totaled $743,789. The federal and state tax rate used to calculate the deferred tax asset was 34% and 9.5%, respectively. If not used, the federal carryforward will expire March 31, 2021 and the state carryforward will expire March 31, 2011.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as the terms are defined in the Rule. As of March 31, 2006, Boston Capital Securities, Inc. had a "net capital" requirement of $29,407 whereas its actual "net capital" was $95,923. The Rule also provides that an "aggregate indebtedness" to "net capital" ratio of no greater than 15 to 1 be maintained. The Company's net capital ratio amounted to 4.60 to 1 as of March 31, 2006.

The following is a reconciliation between the unaudited focus report and audited calculations of the above amounts due to $21,303 of additional expenses which were accrued during the course of the audit. These additional accrued amounts changed the aggregate indebtedness

and corresponding calculations of net capital, minimum net capital, excess of requirements and related ratios as follows:

	Unaudited focus report balance	Reconciling item	Audited balance
Aggregate indebtedness	$ 419,797	$ 21,303	$ 441,100
Net capital	117,226	(21,303)	95,923
Minimum net capital requirement to be maintained	27,986	1,421	29,407
Net capital in excess of requirements	89,240	(22,724)	66,516
Ratio of aggregate indebtedness to net capital	3.58 to 1		4.6 to 1

NOTE 5 - RELATED PARTY TRANSACTIONS

The commission income earned by the Company is reimbursed to an affiliate to cover payroll and related benefits. As of March 31, 2006, sales commissions on sales generated by employees of the affiliate of $28,853 are still payable and recorded as commissions payable - affiliate on the statement of financial condition.

During the period October 1, 2005 through March 31, 2006, an affiliate of the Company paid certain expenses, related to the selling of shares of the REIT, on its behalf. These expenses totaled $372,228. An affiliate of the Company also paid certain entertainment expenses totaling $8,550. These amounts are included in due to affiliate on the Company's statement of financial condition.

As described in note 6, affiliates of the Company will have their future legal billings reduced and will pay the Company in lieu of outside legal counsel for these reduced amounts of $155,000. This balance is shown as due from affiliate on the Company's statement of financial condition.

NOTE 6 - FINES

On March 21, 2006, the Company entered into an Acceptance, Waiver and Consent (AWC) with the NASD's Boston District office to resolve an NASD inquiry into the Company's offer and sale of securities in certain series of Boston Capital Tax Credit Fund V, L.P. (Fund V). The NASD staff found that the Company violated: (i) NASD Conduct Rules 2710(b)(4)(B)(ii) and 2110 by marketing and selling an offering of a series of Fund V before receiving the necessary NASD approvals (ii) NASD Conduct Rules 2810(b)(4)(B) and 2110 by exceeding the NASD's underwriting compensation guidelines with respect to another offering of a series of Fund V (iii) NASD Conduct Rules 2710(c)(2)(C) and 2110 by making incorrect disclosures regarding its underwriting compensation in connection with the offering as described in subsection (ii); and (iv) NASD Conduct Rule 3010 for having inadequate supervisory systems and procedures to prevent the above-mentioned rule violations. The Company neither admitted nor denied the NASD's charges, but consented to the entry of the NASD's findings, and was fined $1.2 million dollars.

As a result of the above AWC and subsequent fine, the Company's outside legal counsel reimbursed the Company $500,000 and agreed to reduce future billings to affiliates of the Company in the amount of $155,000.

The net effect of the above transactions is reflected as fines on the Company's statement of operations.

SUPPLEMENTAL INFORMATION

Boston Capital Securities, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

March 31, 2006

Aggregate indebtedness	$ 441,100
Net worth:	
Common stock	$ 10
Additional paid-in capital	1,216,490
Accumulated deficit	(635,644)
Accumulated other comprehensive loss	(3,226)
Treasury stock	(250)
Total net worth	577,380
Deduct nonallowable assets:	
Deferred tax asset	325,883
Other affiliate receivable	155,000
Other assets	74
Deposits	500
Total nonallowable assets	481,457
Net capital	95,923
Minimum net capital requirement to be maintained	29,407
Net capital in excess of requirements	$ 66,516
Ratio of aggregate indebtedness to net capital	4.6 to 1

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Boston Capital Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Boston Capital Securities, Inc. (the Company) for the period October 1, 2005 through March 31, 2006, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(i) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13;
(ii) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;
(iii) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level, the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and any other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Bethesda, Maryland
May 10, 2006

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 31 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

May 25, 2006

Securities and Exchange Commission
6432 General Greenway Drive
Alexandria, VA 22312-2413

Dear Sir or Madame:

Enclosed please find a copy of our March 31, 2006 audited financial statements for Boston Capital Securities, Inc. Boston Capital Securities, Inc is making this filing as a result of changing its fiscal year end from September 30th to March 31st. Please contact us with any questions or requests for additional information at (617) 624-8829.

Sincerely,

Scott Bridges
Assistant Controller

One Boston Place Boston, MA 02108-4406 Phone: 800-866-2282 Fax: 617-624-8999